Crowe

Crowe LLP
Independent Member Crowe Global

August 22, 2022

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Old National Bancorp's statements included under Item 4.01 of its Form 8-K dated August 22, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that the Audit Committee decided to engage Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year December 31, 2023 and the statements made in the 6th paragraph.

Crowe LLP

Crowe LLP
Louisville, Kentucky

cc: Mr. Steven C. Van Arsdell
Audit Committee Chairman
Old National Bancorp